Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 42,666,623.00	0.0001381	$ 0.00
Fees Previously Paid
	Total Transaction Valuation:	$ 42,666,623.00
	Total Fees Due for Filing:			$ 0.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	The fee of $5,892.26 has been paid by Alternative Investment Partners Absolute Return Fund (the "Master Fund") in reliance on no-action relief granted by the SEC's Division of Investment Management. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC Staff No-Action Letter (April 19, 2017).

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources